 Check this box if no longer subject to Section 16. Form 4 or Form obligations may continue See Instruction 1(b)
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 4			STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol Phar-Mor, Inc. (PMOR)				6. Relationship of Reporting Person s to Issuer
					(Check all applicable)
					x Director x 10% Owner
(Last) (First) (Middle)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
					x Officer (give ____ Other (specify title below below) _______________________
Butler, Abbey J.			August/2001		Mr Butler is Co-Chairman and Co-CEO of Phar-Mor, Inc. Mr. Butler is also a controlling shareholder of Avatex Corporation, a 48% holder of Phar-Mor, Inc.'s common stock.
(Street)
			5. If Amendment,		7. Individual or Joint/Group Filing (Check Applicable Line)
20 Federal Plaza West			Date of Original		X Form filed by One Reporting Person
			(Month/Year)		Form filed by More than One Reporting Person
(City) (State) (Zip) Youngstown Ohio 44501-0400	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Phar-Mor, Inc.
Common Stock	8/01/01	P		2,500	A	$1.00	7,185,435	By Avatex Corporation
Common Stock	8/07/01	P		5,500	A	$1.00	7,185,435	By Avatex Corporation
Common Stock	8/08/01	P		5,000	A	$1.00	7,185,435	By Avatex Corporation
Common Stock	8/09/01	P		11,100	A	$0.99	7,185,435	By Avatex Corporation
Common Stock	8/10/01	P		10,000	A	$1.04	7,185,435	By Avatex Corporation

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		# of Options owned

** International misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Abbey J. Butler	September 10, 2001
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Abbey J. Butler	September 10, 2001

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.